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U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

Re:	Connect Biopharma Holdings Limited
Draft Registration Statement on Form F-1
Submitted December 17, 2020

Ladies and Gentlemen:

On behalf of Connect Biopharma Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement (i) its interim consolidated financial statements as of and for the nine months ended September 30, 2019 and 2020 and (ii) pro forma and pro forma loss per share information for the years ended December 31, 2018 and 2019, because they relate to historical periods that we believe will not be required to be included in the Registration Statement at the time we first file this Registration Statement publicly.

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If you have any questions with respect to this confidential submission, please call me at 858-523-3959.

December 17, 2020

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan of LATHAM & WATKINS LLP

cc:	Zheng Wei, Ph.D., Connect Biopharma Holdings Limited
Wubin Pan, Ph.D., Connect Biopharma Holdings Limited
Jeffrey T. Woodley, Latham & Watkins LLP